

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 19, 2009

Via U.S. Mail and Fax (703-750-1158)
Mr. Ronald Zilkowski
Chief Financial Officer, Treasurer and Corporate Secretary
Cuisine Solutions, Inc.
85 S. Bragg Street, Suite 600
Alexandria, VA 22312

> **Re: Cuisine Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended June 28, 2008**
> **Filed September 17, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 13, 2008**
> **Filed January 22, 2009**
> **File No. 001-32439**

Dear Mr. Zilkowski:

We have reviewed your Form 10-K for the Fiscal Year Ended June 28, 2008 and Form 10-Q for the Fiscal Quarter Ended December 13, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 28, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 8

1.   We note that your determination of whether your deferred tax assets, including the deferred tax effect of your net operating loss carry-forwards, are realizable is subject to significant estimates and assumptions. Please provide your analysis of paragraphs 20 through 25 of SFAS 109 which supports your determination that your deferred tax assets are realizable as of June 28, 2008 and December 13, 2008. As part of your response please clarify the sources of taxable income that you are relying on when determining that your deferred tax assets are realizable. In addition, please revise your critical accounting policy disclosure to discuss the significant estimates and assumptions that you use when evaluating your valuation allowance; we refer you to Financial Reporting Codification 501.14.

Note No. 5, Debt, page 27

2.   Please disclose the restrictive covenants associated to your existing debt, as applicable.

Note No. 6, Income Taxes, page 28

3.   We note you have disclosed a zero balance for the "reversal of valuation allowance" in the fiscal year 2008 in the tabular disclosure for the composition of the provision for income taxes attributable to operations. Please tell us why it is not consistent with the disclosure for "period effect of change in valuation allowance" in the tabular disclosure for the differences between amounts computed by applying the statutory federal income tax rates to income from operations and the total income tax benefit applicable to operations.

Form 10-Q for the Fiscal Quarter Ended December 13, 2008

General

4.   Please include disclosure of the impact that recently issued accounting standards will have on the financial statements of the Company when adopted in a future period. We refer you to the guidance at Staff Accounting Bulletins Topic 11M.

Note No. 6, Share-Based Compensation, page 5

5.   We note you granted 900,000 restricted stock units on September 22, 2007.
        Please disclose the material terms of this restricted stock grant and how you
        determined the weighted-average fair value related to the units. We refer you to
        the guidance of SFAS 123(R) paragraph B239 and APB Opinion 28.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335, if you have questions regarding comments on the financial statements and related matters, or me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief